DoubleLine Funds Trust
333 South Grand Avenue, Suite 1800
Los Angeles, CA 90071

July 15, 2011

Mr. Brion Thompson
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DoubleLine Funds Trust (CIK No. 0001480207) Application for Withdrawal of Amendments to DoubleLine Funds Trust’s Registration Statement on Form N-1A (Registration Nos. 811-22378, 333-164298)

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), DoubleLine Funds Trust (the “Registrant”) hereby applies for an order granting withdrawal of the following amendments (collectively, the “Amendments”) to its registration statement on Form N-1A (the “Registration Statement”):

•	Post-Effective Amendment No. 4 filed on May 2, 2011 (Acc. No. 0001193125-11-121214);
•	Post-Effective Amendment No. 5 filed on May 3, 2011 (Acc. No. 0000894189-11-001930);
•	Post-Effective Amendment No. 6 filed on June 16, 2011 (Acc. No. 0001193125-11-166707); and
•	Post-Effective Amendment No. 7 filed on June 28, 2011 (Acc. No. 0001193125-11-175889).1

The Registrant respectfully requests this application be granted so that it may file a post-effective amendment pursuant to Rule 485(b) under the Securities Act before July 25, 2011, for the purposes of updating the financial statements in its Registration Statement as well making other non-material changes.  The Registrant believes that continuing to offer its shares pursuant to a Registration Statement with updated financial information is consistent with the public interest and the protection of investors.  Accordingly, the Registrant requests that an order granting the withdrawal of the Amendments be issued as of the date hereof or as soon thereafter as possible.

1 The Amendments have not become effective and no shares of the Registrant were sold pursuant to the Amendments.

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If you have any questions regarding this application for withdrawal, please contact Jeremy C. Smith of Ropes & Gray LLP, counsel to the Registrant, at (202) 508-4632.

Sincerely,

DoubleLine Funds Trust

/s/ Ronald R. Redell
By: Ronald R. Redell
Office: President